Exhibit 99.6
NICE Safe City Solutions Deployed in Glasgow to Bolster Security,
Safety, and Operations Management

Scotland’s largest city is using NICE’s advanced PSIM and video management solutions for daily operations and major events

RA’ANANA, ISRAEL, June 11, 2014 – NICE Systems (NASDAQ: NICE) today announced that the city of Glasgow is deploying its security solutions to enhance the community’s safety and security infrastructure. The implementation, which includes NICE Situator and NiceVision for video management, will help the city strengthen its daily operations and streamline incident response.

Glasgow was recently awarded funding from the Technology Strategy Board (TSB) Future Cities Demonstrator competition to show what can be achieved by innovative use of today's technology.

The city is using NICE Situator, an advanced Physical Security Information Management (PSIM) system, to consolidate data from various city-wide services like Public Space CCTV and traffic control within a single operations center. This information is filtered into pre-defined response plans to help operators better manage situations in real time. It also provides improved visibility and control of different sensors and better collaboration across relevant security and safety departments.

This initiative fuses Community Safety Glasgow’s (CSG) CCTV operation with Traffcom, the Glasgow City Council team which monitors the city’s road networks, traffic lights, and traffic cameras. By pooling these resources, CSG and Traffcom now have joint access to the city’s entire network of live and recorded CCTV footage.

As part of the £24m Future Cities Glasgow program, the city will also install an advanced digital camera network to be integrated with Situator. Any unusual activity that is detected over the cameras will trigger an alarm in the command center, prompting further investigation by emergency services.

Phil Walker, Managing Director of Community Safety Glasgow
“The NICE solutions will enable us to address safety and security requirements, and beyond that the solutions can be further scaled in the coming months and years to help us improve city services and crime prevention. We have also been impressed with NICE’s ability to help us deploy the solution in a short amount of time.”

Chris Wooten, Executive Vice President, NICE Security Group
“This deployment reinforces our expertise in helping cities around the world manage day-to-day life, as well as large-scale events, from both a security and operational perspective. We are very pleased to be a key player in safeguarding the city’s facilities as well as the huge influx of visitors that are expected this summer, and look forward to a continued partnership with the city of Glasgow. Glasgow is the first city in the UK to earn a ‘Safe City’ status, fully utilizing the capabilities that NICE Situator can provide.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and governments to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. NICE Security solutions are used by thousands of customers worldwide, including transportation systems, critical infrastructure, city centers, banks, enterprises and government agencies.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.